Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640

                 Cardinal Health Reports Record Fourth Quarter
                   and Fiscal Year 2002 Financial Performance

           Fourth Quarter EPS Before Special Items Rises 28 Percent;
                    Operating Cash Flow Exceeds $1.4 Billion

DUBLIN, Ohio, Aug. 6 /PRNewswire-FirstCall/ -- Cardinal Health, Inc. (NYSE:
CAH) today reported record fourth quarter and full year financial results reflecting exceptional profitability and productivity performance across all four of its business segments. "Cardinal Health produced another outstanding quarter, delivering value with a broad offering of superior products and services to our customers," said Robert D. Walter, chairman and chief executive officer. "As a result, the company continued its tradition of delivering consistently strong and quality financial results for our shareholders. This performance demonstrates the enduring strength of our business model of balanced earnings growth accompanied by expanding returns on sales and capital and strong cash flow in every segment. Cardinal Health's balance sheet is stronger than at any time in our history."

For the fourth quarter, each of the company's business segments performed well with notable performances from the pharmaceutical distribution and automation businesses. Diluted earnings-per-share (EPS) before special items grew 28 percent to $0.74 for the fourth quarter versus $0.58 last year. Record revenues combined with excellent expense controls drove expansion in return on sales and capital in every segment. In addition, the company generated record returns on committed capital. Operating revenue grew by 15 percent to an all-time record $11.8 billion versus prior year revenue of $10.3 billion. Operating earnings rose 22 percent to a fourth quarter record $541 million versus prior year earnings of $445 million. Operating cash flow was an all-time record at $1.4 billion.

For the full fiscal year, earnings per diluted share increased 28 percent to $2.64. Operating revenues increased 15 percent to $44.4 billion with operating earnings gaining 22 percent to $2.0 billion and net earnings rising 29 percent to $1.2 billion. Included in the company's operating earnings for the fiscal year were expenses of over $95 million in investment spending in strategic growth initiatives and research and development, a record for the company. These full-year results are reflected before special items and the cumulative effect of the change in accounting principle related to the business model changes at the Automation and Information Services segment.

CONSOLIDATED FINANCIAL RESULTS

Fiscal year 2002 results reflect the adoption of Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization beginning July 1, 2001. To facilitate comparison with the prior year period in the discussion below, a pro forma adjustment has been made eliminating goodwill amortization from the fiscal year 2001 results. The following discussion also excludes special items, which are primarily merger-related, and the cumulative effect of the change in accounting principle related to the business model changes at the Automation and Information Systems segment.

Fourth Quarter

Net earnings rose 24 percent to an all-time record of $341 million from $276 million a year ago. This growth was based on an operating revenue increase of 15 percent to an all-time high of $11.8 billion.

o Earnings per diluted share rose 23 percent to $0.74 versus $0.60 last year.

o Operating earnings rose 18 percent to an all-time record of $541 million from $457 million a year ago.

   o Selling, general and administrative expenses (SG&A) as a percent of sales dropped to a record low of 4.43 percent, an improvement of 63 basis points, due to the company's continued focus on disciplined expense control and prior investments in operational efficiencies.

   o Solid operating revenue growth along with continued expense efficiencies drove a return on sales increase of 14 basis points to 4.60 percent.

   o Current earnings funded investment spending for strategic initiatives and research & development and totaled more than $29 million.

o Interest expense and other declined by 33 percent. The company capitalized on lower interest rates and effective asset management to reduce its interest expense by 5 percent. Another driver of the decline was the recognition of a one-time gain on an equity investment, which added $0.01 to diluted earnings per share.

o The company's tax efficiency continued to improve in the quarter, resulting in an effective tax rate of 33.9 percent, a decline of 30 basis points versus prior year.

o Return on committed capital increased to an all-time record of 34.9 percent versus 32.2 percent last year, driven by the strong operating earnings growth and focused asset management.

o Operating cash flow of $1.4 billion in the quarter was exceptional, setting an all-time record. As a result of effective working capital management and seasonal patterns, inventories declined by $538 million sequentially from the third quarter and accounts receivable days outstanding declined to an all-time low 17 days.

Fiscal Year 2002

Net earnings rose 23 percent to an all-time record of $1.2 billion from $987 million a year ago. This growth was based on an operating revenue increase of 15 percent to an all-time high of $44 billion versus prior year revenue of $39 billion.

o Earnings per diluted share rose 22 percent to $2.64 versus $2.17 last year.

o Operating earnings rose 19 percent to an all-time record of $2.0 billion from $1.7 billion a year ago.

o Return on committed capital increased 250 basis points to an all-time record of 32.5 percent.

o Operating cash flow of $984 million reflects the quality of the company's earnings, representing over 87% of reported net earnings.

BUSINESS SEGMENT RESULTS

Cardinal Health concentrates on providing customers with integrated and innovative solutions to their health care needs and continues to capitalize on market acceptance of its broader offerings. During the fourth quarter, the company signed 17 new corporate agreements with health care providers valued at over $150 million in incremental revenue across the segments. For the fiscal year, a total of 44 corporate agreements were signed with incremental revenue in excess of $635 million, representing significant leveraging of pre-existing customer relationships and improved service for our customers.

Pharmaceutical Distribution and Provider Services (PDPS)

PDPS posted record revenues of $9.6 billion in the quarter, an increase of 17 percent. This strong performance was driven by solid sales increases across all customer segments, especially to retail pharmacy and grocery chains, as well as mail order and alternate site customers. The company's business mix consisting of faster growing customers continues to allow this segment to grow at rates faster than the overall market.

Operating expenses declined to an all-time record low of 1.92 percent, a decrease of 30 basis points, due to leveraging costs associated with new volumes, further utilization of automation, new and larger facilities, and the integration of Bindley Western Industries (BWI), an acquisition completed in fiscal 2001. With strong revenues and superior expense control, operating earnings were $295 million, an increase of 21 percent over prior year, driving an improvement in return on sales of 10 basis points to 3.06 percent. Another measure of the quality of PDPS performance, return on committed capital improved to a record 34.0 percent, a 190 basis point increase.

o The BWI integration continues ahead of schedule and during the quarter another two distribution centers were closed. In total, fourteen of BWI's sixteen distribution facilities have been consolidated in the past five quarters. The remaining two facilities will be integrated in the first half of fiscal year 2003. Facility consolidation is one of many steps taken to achieve future expense and gross margin synergies. As a result of the successful integration of facilities and information systems, the company is on track to deliver annualized savings of over $100 million by fiscal year 2004.

o Gross margins in the quarter were 4.98 percent. Several factors contributed to the gross margin performance including opportunities in a growing generic pharmaceutical market as well as continued strong branded vendor margins. However, gross margin in the quarter was negatively impacted by certain non-recurring items, primarily related to the BWI integration. In the process of closing and rationalizing facilities in the integration of BWI, the company incurred one-time expenses related to inventory valuation issues in those facilities in the fourth quarter. The net amount of these non-recurring items was $28 million, which reduced earnings per diluted share by approximately $0.04 for the quarter. Without the impact of these one-time inventory adjustments, gross margins would have increased in the quarter by 9 basis points versus the prior year.

o During the quarter, the company announced an agreement to acquire Syncor International, a leader in radiopharmacy services. This acquisition significantly enhances the company's ability to provide specialty distribution services to health care providers. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired and the transaction is expected to be completed by the end of 2002. The company expects to issue approximately 14 million shares on a fully diluted basis in connection with the transaction.

For the fiscal year, PDPS represented 52 percent of the company's operating earnings, and generated record revenues of $36.4 billion, an increase of 17 percent. Operating earnings grew to $1.1 billion, a 23 percent improvement. Gross margins were 5.12 percent, a slight decline of 8 basis points from the prior year. This strong performance versus the industry-wide declines of the past several years was fueled by solid selling and vendor margins. Excluding the previously mentioned effect of the $28 million of inventory adjustments recorded in the fourth quarter, gross margins for the fiscal year would have been flat at
5.20 percent. The strong earnings growth and expense improvement of 23 basis points to 2.13 percent drove return on committed capital to 31.8 percent, a 270 basis point improvement from the prior year.

Moving into fiscal 2003, the company expects to see continued strong revenue growth. Profitability should benefit from favorable vendor margins and continuing expense synergies from the BWI acquisition. In addition, the company should not incur any significant additional inventory adjustments related to BWI facilities, which will also have a positive effect on the segment's gross margins going forward.

Medical-Surgical Products and Services (MSPS)

This segment posted record revenues, operating earnings, and return on sales in the fourth quarter. Revenues reached over $1.6 billion, an increase of 5 percent. New distribution business and higher expense productivity enabled the segment to report an all-time high of $144 million in operating earnings, a 12 percent increase. On improving productivity, return on sales increased 50 basis points to a fourth quarter record 8.85 percent.

Consistent with the company's business model of growing earnings with a focus on leveraging capital investments, return on committed capital increased to an all-time record 39.3 percent, an exceptional 600 basis point improvement from the previous year. This segment also generated a record $291 million of operating cash flow.

o Over $200 million of new distribution business began billing throughout the fourth quarter. Previously announced contracts with the Mayo Clinic and other Novation hospitals were the main components of the new volume. The momentum from these and new contracts with alternate site customers is expected to further positively impact the revenue growth of the segment heading into fiscal 2003.

o International sales and momentum in the company's custom kits for surgical procedures were two important drivers of the revenue growth for the segment. Importantly, gross margins for the custom kitting business improved in the quarter after a long period of intense industry competition.

For the fiscal year, MSPS represented 26 percent of the company's operating earnings and generated a record $6.3 billion in revenue, an increase of 6 percent. Strong productivity improvements in self-manufacturing and distribution operations drove an operating earnings increase of 14 percent to $541 million, also a record. As a result of the earnings performance and strong asset management, return on committed capital was up to an all-time high 36.0 percent.

Pharmaceutical Technologies and Services (PTS)

PTS generated record fourth quarter revenues of $359 million, a 13 percent increase. Revenue gains were particularly strong in sterile manufacturing, pharmaceutical packaging and at the company's newer Puerto Rico facility.

The quarterly operating performance of the segment was strong with improvements on return on sales and capital. Operating earnings reached $72 million, an increase of 15 percent versus prior year. Gross margin was roughly flat for the quarter at 32.94 percent. Operating expenses declined to 13.02 percent, a strong 43 basis point reduction. Return on sales improved to 19.92 percent, a 42 basis point improvement. Return on committed capital improved to
28.1 percent, a 70 basis point improvement.

o Solid revenue growth occurred in manufactured and packaged products across both sterile and oral technologies. Products that showed particular strength were Abbott's Kaletra(R), an AIDS product; Lilly's Zyprexa(R) Zydis(R), an anti-psychotic; and Pharmacia's Detrol(R)LA , an incontinence medication.

o During the quarter, PTS took additional steps to expand its capabilities as the premier contract pharmaceutical services firm. The previously announced acquisition of Magellan Laboratories, a leader in pharmaceutical development services, was completed. Magellan has been combined with PTS' existing development businesses, including a new $80 million product development facility in Somerset, NJ which began development activities in the fourth quarter. Clinical manufacturing activities are expected to commence by the second quarter of 2003. The facility, built to provide a range of product development and clinical manufacturing capability for pharmaceutical companies, is a key step in the company's strategy to become a unique partner to pharmaceutical firms.

o PTS also announced and completed at the end of the quarter the strategic acquisition of Boron, LePore & Associates, a leading medical education firm that will allow PTS to reach a broader audience within pharmaceutical firms.

For the full year, PTS represented 12 percent of the company's operating earnings. Revenue was an all-time high at $1.3 billion, an increase of 11 percent, while operating earnings grew at 15 percent to $261 million, also a record. Gross margins improved 11 basis points to 33.38 percent while expenses dropped a strong 55 basis points to 13.50 percent. Return on committed capital was 26.4 percent, reflecting the impact of significant investments made during the year.

Fiscal 2003 is expected to be a strong revenue and earnings growth year for PTS as products currently in the pipeline come to market; including those originally expected to launch in the second half of fiscal 2002. Products such as generic isotretinoin, Clarinex(R) Redi-Tabs(R), and the over-the-counter version of Claritin(R) Redi-Tabs(R), are expected to launch in the next six months. In addition, demand for sterile technologies and analytical services remains robust, and continued productivity gains are expected to drive margin improvements.

Automation and Information Services (AIS)

AIS recorded exceptional performance on accelerating demand for the company's automation solutions for health care providers. AIS generated $170 million in revenue, a 13 percent improvement and an all-time record revenue quarter. Sales of both MEDSTATION and SUPPLYSTATION related products contributed to the strong performance. Return on sales improved 256 basis points to a record
41.81 percent as a result of productivity improvements and disciplined expense control.

Operating expenses decreased to a fourth quarter low of 27.8 percent, a 407 basis point improvement, based largely on the company's change to a "build to order" business model instituted in the first quarter of fiscal 2002. As a result, operating earnings were $71 million, a 21 percent increase and an all-time record. The return on committed capital increased to a record 45.8 percent from 33.3 percent in prior year on the strong operating earnings growth, working capital efficiencies achieved with the company's process improvements, and the benefit of securitizing $150 million of leases earlier in the year.

o Pyxis signed $159 million in committed contracts in the quarter, up over 35 percent versus a year ago and a significant leading indicator of future quarterly revenue. Committed contracts are defined as signed, non-cancelable lease agreements for future installation of equipment. For the quarter, Pyxis increased its backlog of committed contracts by $26 million, the largest increase in the fiscal year; to end the year with $209 million as contracts for future sales exceeded installations.

o Sales of supply products, led by the new SupplyStation(R) System 30, were significant in the quarter, increasing more than 50 percent. In addition, the company completed the first committed contracts for two new products: Pyxis Patient Station(R), the first comprehensive bedside medical information system designed for both clinicians and patients, and Pyxis' computerized physician order entry software offering.

For the full year, AIS represented 10 percent of the company's operating earnings. Revenue grew a healthy 19 percent to $560 million and operating earnings expanded by 23 percent to $209 million. Gross margins stayed relatively flat at 68.52 percent. Due largely to productivity improvements associated with the business model changes made at the beginning of the year, operating expenses declined to a record 31.17 percent, a strong 151 basis point decline. Return on sales increased 147 basis point to a record 37.35 percent. Together the earnings performance and working capital management drove return on committed capital to
35.7 percent up from 25.2 percent.

Special Items

In the fourth quarter, special items totaled $70 million. Of this amount, approximately $65 million represents merger-related charges, primarily associated with integration of Bindley Western Industries. In addition, the Medical-Surgical Products and Services segment made important organizational changes during the quarter. The reorganization resulted in severance and other costs for terminated employees of approximately $14 million. These items were partially offset by a favorable litigation settlement.

For the fiscal year, special items totaled $139 million. These charges were largely merger related.

Fiscal 2002 Recap and Fiscal 2003 Outlook

"I am very pleased with the high quality performance of Cardinal Health this year," Walter said. "We executed our plan and delivered to shareholders what we said we would do. That is the long-standing tradition of Cardinal Health: we set realistic goals and uphold the commitments to our key partners customers, employees and shareholders."

"As we move into a new fiscal year, our strategic position has never been stronger," Walter said. "Cardinal Health's financial plan for fiscal 2003 is complete and our outlook for the year is for continued strong growth in each of our businesses. We expect earnings growth consistent with our historical performance combined with improving returns on sales and capital, combined with accelerating cash flow. Our balance sheet is the strongest it's ever been which will allow us to maximize growth opportunities to build on our leadership positions. The momentum we have in each of our businesses gives us the confidence that Cardinal Health will continue to keep its promises into fiscal 2003 and beyond."

Cardinal Health will host its semi-annual investor conference in New York on August 15, 2002. Senior management presentations will be Webcast live from 10:00 A.M. to 12:00 P.M. and can be accessed via http://www.cardinal.com at Investor Relations. For those without Internet access, these presentations can be listened to by calling 706-679-0766.

Executive Certification of Results

In accordance with the SEC's June 27th certification order, Chief Executive Officer, Robert Walter, and Chief Financial Officer, Richard Miller, will each submit certifications as to the completeness and accuracy of the company's applicable reports. Calendar year-end companies are to file their certifications by August 14, 2002, in connection with the filing of their quarterly Form 10-Q reports. Because Cardinal Health's year-end is June 30, 2002, its certifications are required to be submitted with the company's Annual Report on Form 10-K for fiscal 2002, which will be filed with the SEC by September 30, 2002.

Conference Call Today

Cardinal Health has scheduled a conference call for today at 11 a.m. Eastern Daylight Time to discuss its fourth quarter and fiscal year financial performance and outlook. To access this discussion via the internet, visit http://www.cardinal.com and click on Investor Relations. For those without internet access, the company has also established a telephone call-in line at 706-679-0766. A replay of the conference call will be available until August 9, 2002 on Cardinal Health's website or by dialing 706-645-9291, passcode 4347317.

About Cardinal Health

Cardinal Health, Inc. (http://www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, the company employs more than 49,000 people on five continents and produces annual revenues of more than $44 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named one of "The World's Best" companies by Forbes magazine in 2002.

                                -------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on June 14, 2002 with the SEC. Cardinal Health intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor has filed a preliminary proxy statement on Schedule 14A and intends to mail a definitive proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available because each contain important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus at the SEC's Web site at http://www.sec.gov. When it becomes available, a free copy of the definitive proxy statement/prospectus may also be obtained from Cardinal Health or Syncor at the SEC's Web site at http://www.sec.gov. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal Health in connection with the transaction, and the definitive proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800/SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's Web site at http://www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

                              CARDINAL HEALTH, INC.
                 CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

                     (in millions, except per share amounts)

                                                FOURTH QUARTER
                                          June         June
                                          2002         2001    % Change

      Operating Revenue               $11,765.9    $10,254.3      15 %

      Operating Cost of Products Sold  10,703.4      9,279.1      15 %

    Operating Gross Margin              1,062.5        975.2       9 %

       Bulk Deliveries to               1,262.3      2,146.7     (41)%
        Customer Warehouses

       Cost of Products Sold -          1,262.3      2,146.0     (41)%
        Bulk Deliveries

    Bulk Gross Margin                         -          0.7     N.M.

    S, G & A Expenses                     521.4        518.8       1 %

    Goodwill Amortization                     -         11.8     N.M.

    Special Charges                        70.4         18.3     N.M.

    Operating Earnings                    470.7        427.0      10 %

    Interest Expense and Other             25.5         38.0     (33)%

    Earnings Before Income Taxes          445.2        389.0      14 %

    Provision for Income Taxes            148.9        135.7      10 %

    Net Earnings                         $296.3       $253.3      17 %

    Earnings Per Common Share:

      Basic                               $0.66       $0.57       16 %

      Diluted                             $0.64       $0.55       16 %

    Weighted Average Number of Shares Outstanding:

      Basic                               451.2        446.7

      Diluted                             460.0        458.6


The following table summarizes the impact of special charges and goodwill amortization on net earnings and diluted earnings per Common Share in the quarters in which they were recorded:

                                Current Year       Prior Year
                                Net    Diluted     Net    Diluted
                              Earnings   EPS     Earnings   EPS

    Special Charges           $(44.5) $(0.10)    $(11.5) $(0.025)
    Goodwill Amortization          -       -      (10.8)  (0.024)

    Impact of Special Items
    and Goodwill            $(44.5)   $(0.10)     $(22.3) $(0.05)

                              CARDINAL HEALTH, INC.
                 CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

                     (in millions, except per share amounts)

                                                 YEAR-TO-DATE
                                          June         June
                                          2002         2001     % Change

       Operating Revenue                $44,394.3    $38,660.1     15 %

       Operating Cost of Products Sold   40,348.1     35,050.2     15 %

    Operating Gross Margin             4,046.2      3,609.9     12 %

       Bulk Deliveries to Customer
        Warehouses                       6,741.4      9,287.5    (27)%

       Cost of Products Sold - Bulk
        Deliveries                       6,741.4      9,285.8    (27)%

    Bulk Gross Margin                          -          1.7    N.M.

    S, G & A Expenses                    2,073.8      1,950.7      6 %

    Goodwill Amortization                      -         48.9    N.M.

    Special Charges                        138.6        124.9    N.M.

    Operating Earnings                   1,833.8      1,487.1     23 %

    Interest Expense and Other             132.5        154.9    (14)%

    Earnings Before Income Taxes         1,701.3      1,332.2     28 %

    Provision for Income Taxes             575.0        474.8     21 %

    Net Earnings Before Cumulative
        Effect of Change in Accounting
        Principle                        1,126.3        857.4     31 %

    Cumulative Effect on Prior
        Years of Change in
        Accounting Principle                70.1            -    N.M.

    Net Earnings                        $1,056.2       $857.4    N.M.

    Basic Earnings Per Common
       Share:

       Before Cumulative Effect of
        Change in Accounting Principle   $2.50          $1.93     30 %

       Cumulative Effect of Change
        in Accounting Principle          (0.16)           -      N.M.

       Net Basic Earnings Per
        Common Share                     $2.34          $1.93    N.M.

    Diluted Earnings Per Common
      Share:

       Before Cumulative Effect of
        Change in Accounting Principle   $2.45          $1.88     30 %
       Cumulative Effect of Change
        in Accounting Principle          (0.15)             -     N.M.

       Net Diluted Earnings Per
        Common Share                     $2.30          $1.88     N.M.

    Weighted Average Number of
      Shares Outstanding:

      Basic                              450.1          443.2

      Diluted                            459.9          455.5


The following table summarizes the impact of special charges and goodwill amortization on net earnings and diluted earnings per Common Share in the quarters in which they were recorded:

                                 Current Year         Prior Year
                                 Net   Diluted         Net    Diluted
                                 Earnings  EPS        Earnings   EPS

    Special Charges            $(87.1) $(0.19)        $(85.3) $(0.187)
    Goodwill Amortization           -       -          (44.6)  (0.098)

    Impact of Special Items
      and Goodwill             $(87.1) $(0.19)        $(129.9) $(0.29)

                              CARDINAL HEALTH, INC.
                           CONSOLIDATED BALANCE SHEETS
                                  (in millions)

                                   (unaudited)

                                         June 30,    March 31,    June 30,
                                           2002       2002        2001


    ASSETS

    CURRENT ASSETS

    Cash and Equivalents                 $1,382.0     $869.2       $934.1
    Trade Receivables                     2,295.4     2,536.0     2,408.7
    Current Portion of Investment in
      Sales-Type Leases                     218.3       204.6       236.3
    Inventories                           7,361.0     7,902.0     6,286.1
    Prepaid Expenses and Other              649.9       870.8       851.1

      Total Current Assets               11,906.6    12,382.6    10,716.3

    Property and Equipment - Net          1,894.4     1,823.8     1,838.3

    Investment in Sales-Type Leases         618.6       569.6       671.7
    Other Assets                          2,018.4     1,480.5     1,416.1

    TOTAL ASSETS                        $16,438.0   $16,256.5   $14,642.4

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES

    Notes Payable - Banks and Current
      Portion of Long-Term Obligations      $18.2       $17.2       $14.2
    Accounts Payable                      5,504.5     5,266.9     5,319.9
    Other Accrued Liabilities             1,287.7     1,486.6     1,240.7

      Total Current Liabilities           6,810.4     6,770.7     6,574.8

    Long-Term Obligations, Less
      Current Portion                     2,207.0     2,464.0     1,871.0
    Deferred Taxes and Other
      Liabilities                         1,027.6       812.8       759.5

    Total Shareholders' Equity            6,393.0     6,209.0     5,437.1

    TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY              $16,438.0   $16,256.5   $14,642.4

                              CARDINAL HEALTH, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in millions)

                                     Three months ended   For the year ended
                                          June 30,             June 30,
                                      2002       2001      2002        2001
    Cash Flows From Operating
     Activities:
      Net earnings before
       cumulative effect of change
       in accounting principle        $296.3    $253.3   $1,126.3     $857.4
      Adjustments to reconcile net
       earnings before cumulative
       effect of change in
       accounting principle to
       net cash from operations:
       Depreciation and
         amortization                   62.0      71.6      243.5       280.6
       Change in operating assets
         and liabilities, net of
         effects from acquisitions:
          Increase in trade
           receivables                 315.5     453.8      188.0        10.0
          (Increase)/decrease in
           inventories                 538.1    (158.2)  (1,071.1)   (1,517.8)
          (Increase)/decrease in
           net investment in
           sales-type leases           (62.7)    (62.0)      71.2      (141.8)
          Increase in accounts
           payable                     233.9     178.1      179.2     1,313.8
          Other operating items -
           net                          43.6     146.8      246.8        69.5

        Net cash provided by
         operating activities        1,426.7     883.4      983.9       871.7

    Cash Flows From Investing
     Activities:
      Acquisition of subsidiaries,
       net of cash acquired           (372.9)    (41.0)    (383.8)     (364.3)
      Proceeds from sale of
       property and equipment            0.7      54.3       18.3        72.1
      Additions to property and
       equipment                       (99.3)   (106.4)    (285.4)     (341.2)

        Net cash used in investing
         activities                   (471.5)    (93.1)    (650.9)     (633.4)

    Cash Flows From Financing
     Activities:
      Net change in commercial
       paper and short-term debt      (300.0)   (288.8)      (9.7)     (824.9)
      Net change in long-term
       obligations                      34.0     (19.5)     342.7       857.5
      Proceeds from issuance of
       Common Shares                    27.8      65.2      140.0       252.1
      Purchase of Treasury Stock      (193.0)     (0.6)    (313.1)     (139.4)
      Other                            (11.2)     (8.7)     (45.0)      (36.6)

        Net cash provided by/(used
         in) financing activities     (442.4)   (252.4)     114.9       108.7

    Net Increase in Cash and
     Equivalents                       512.8     537.9      447.9       347.0

    Change in Bindley's fiscal
     year                                  -         -          -        47.6

    Cash and Equivalents at
     Beginning of Period               869.2     396.2      934.1       539.5

    Cash and Equivalents at End of
     Period                         $1,382.0    $934.1   $1,382.0      $934.1

        CARDINAL HEALTH, INC. - FOURTH QUARTER FY 2002 BUSINESS ANALYSIS
                                  ($ millions)

                PHARMACEUTICAL DISTRIBUTION AND PROVIDER SERVICES

                                        2002    2001       COMMENT
    o   REVENUE
          - Amount                     $9,642  $8,257      RECORD
          - Growth Rate                   17%     28%      2 year CAGR 22%
          - Mix                           82%     80%
    o   OPERATING EARNINGS
          - Amount*                      $295    $245
          - Growth Rate*                  21%     29%
          - Mix*                          51%     49%
    o   RATIO TO REVENUE
          - Gross Margin                4.98%   5.18%      Vendor margin, BDY
                                                           charge
          - Expenses*                   1.92%   2.22%      RECORD LOW
          - Operating Earnings*         3.06%   2.96%      Q4 RECORD
    o   PRODUCTIVITY
          - Margin Per Expense
             Dollar*                    $2.60   $2.33      12% improvement
    o   ASSET MANAGEMENT
          - Average Committed Capital  $3,443  $2,976
          - Return On Committed
             Capital                     34.0%  32.1%      RECORD
          - Operating Cash Flow        $1,079   $679       RECORD
          - Capital Expenditures
             Investment                   $29    $27


                     MEDICAL-SURGICAL PRODUCTS AND SERVICES


                                        2002    2001       COMMENT
    o   REVENUE
          - Amount                    $1,631  $1,552       RECORD
          - Growth Rate                    5%     23%
          - Mix                           14%     15%
    o   OPERATING EARNINGS
          - Amount*                     $144    $129       RECORD
          - Growth Rate*                  12%     22%
          - Mix*                          25%     26%
    o   RATIO TO REVENUE
          - Gross Margin               21.69%  22.32%
          - Expenses*                  12.84%  13.97%      RECORD LOW
          - Operating Earnings*         8.85%   8.35%      Q4 RECORD
    o   PRODUCTIVITY
          - Margin Per Expense
             Dollar*                   $1.69   $1.60       6% improvement
    o   ASSET MANAGEMENT
          - Average Committed Capital $1,466  $1,465       Strong asset
                                                           management
          - Return On Committed
             Capital                    39.3%   33.3%      RECORD
          - Operating Cash Flow         $291    $134       RECORD
          - Capital Expenditures
             Investment                  $36     $41


                     PHARMACEUTICAL TECHNOLOGIES AND SERVICES


                                        2002    2001       COMMENT
    o   REVENUE
          - Amount                      $359    $318       RECORD
          - Growth Rate                   13%     16%
          - Mix                            3%      3%
    o   OPERATING EARNINGS
          - Amount*                      $72     $62
          - Growth Rate*                  15%     16%
          - Mix*                          12%     13%
    o   RATIO TO REVENUE
          - Gross Margin               32.94%  32.95%
          - Expenses*                  13.02%  13.45%      Q4 RECORD LOW
          - Operating Earnings*        19.92%  19.50%      Q4 RECORD
    o   PRODUCTIVITY
          - Margin Per Expense
             Dollar*                   $2.53   $2.45
    o   ASSET MANAGEMENT
          - Average Committed Capital $1,022    $879       Strategic investments
          - Return On Committed
             Capital                    28.1%   27.4%
          - Operating Cash Flow          $88     $31       RECORD
          - Capital Expenditures
             Investment                  $30     $36


                 AUTOMATION AND INFORMATION SERVICES


                                       2002     2001       COMMENT
    o   REVENUE
          - Amount                      $170    $150       RECORD
          - Growth Rate                   13%     19%
          - Mix                            1%      2%
    o   OPERATING EARNINGS
          - Amount*                      $71      $59      RECORD
          - Growth Rate*                  21%     26%
          - Mix*                          12%     12%
    o   RATIO TO REVENUE
          - Gross Margin               69.61%  71.12%      Product mix
          - Expenses*                  27.80%  31.87%      RECORD LOW
          - Operating Earnings*        41.81%  39.25%      RECORD
    o   PRODUCTIVITY
          - Margin Per Expense
             Dollar*                   $2.51   $2.23       13% improvement
    o   ASSET MANAGEMENT
          - Average Committed Capital   $620    $706       Q1 $150M
                                                           securitization
          - Return On Committed
             Capital                    45.8%   33.3%      RECORD
          - Operating Cash Flow         ($31)    $40
          - Capital Expenditures
             Investment                   $4      $2

- Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

- Corporate costs are fully allocated to businesses except for special charges and eliminations

* Due to the implementation of FAS No. 142 and to arrive at relevant comparisons, these lines are presented on a proforma basis for FY 2001 to exclude goodwill amortization

        CARDINAL HEALTH, INC. - FOURTH QUARTER FY 2002 BUSINESS ANALYSIS
                                  ($ millions)

                                          2002      2001
    o  REVENUE
        - Amount                       $11,766   $10,254
        - Growth Rate                       15%       27%
                                                               Excluding
                                                            Special Charges
                                                             2002    2001
    o  OPERATING EARNINGS
         - Amount*                        $471      $439     $541    $457
         - Growth Rate*                      7%       19%      18%     20%


    o  RATIO TO REVENUE

         - Gross Margin                   9.03%     9.52%
         - Expenses*                      4.43%     5.06%
         - Special Charges                0.60%     0.18%
         - Operating Earnings*            4.00%     4.28%    4.60%   4.46%


    o  NET EARNINGS

         - Amount*                         $296     $264     $341    $276
         - Growth Rate*                      12%      22%      24%     23%
         - Ratio to Revenue*               2.52%    2.57%    2.90%   2.69%


    o  PRODUCTIVITY

         - Margin Per Expense Dollar*     $2.04    $1.88

    o  ASSET MANAGEMENT

         - Average Committed Capital     $6,167   $5,480
         - Return On Committed Capital     30.4%    30.8%    34.9%   32.2%
         - Operating Cash Flow           $1,427     $884
         - Capital Expenditures
           Investment                       $99     $106

- Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

* Due to the implementation of FAS No. 142 and to arrive at relevant comparisons, these lines are presented on a proforma basis for FY 2001 to exclude goodwill amortization.

           CARDINAL HEALTH, INC. - FISCAL YEAR 2002 BUSINESS ANALYSIS
                                  ($ millions)

              PHARMACEUTICAL DISTRIBUTION AND PROVIDER SERVICES

                                                  2002               2001

    o   REVENUE
          - Amount                              $36,360            $31,186
          - Growth Rate                              17%                31%
          - Mix                                      82%                81%
    o   OPERATING EARNINGS
          - Amount*                              $1,088               $888
          - Growth Rate*                             23%                31%
          - Mix*                                     52%                50%
    o   RATIO TO REVENUE
          - Gross Margin                           5.12%              5.20%
          - Expenses*                              2.13%              2.36%
          - Operating Earnings*                    2.99%              2.84%
    o   PRODUCTIVITY
          - Margin Per Expense Dollar*            $2.40              $2.20
    o   ASSET MANAGEMENT
          - Average Committed Capital            $3,414             $3,020
          - Return On Committed Capital            31.8%              29.1%
          - Operating Cash Flow                     $76               $492
          - Capital Expenditures Investment         $80                $87


                     MEDICAL-SURGICAL PRODUCTS AND SERVICES


                                                  2002               2001

    o   REVENUE
          - Amount                               $6,257             $5,903
          - Growth Rate                               6%                19%
          - Mix                                      14%                15%
    o   OPERATING EARNINGS
          - Amount*                                $541               $473
          - Growth Rate*                             14%                19%
          - Mix*                                     26%                27%
    o   RATIO TO REVENUE
          - Gross Margin                          21.90%             22.09%
          - Expenses*                             13.27%             14.07%
          - Operating Earnings*                    8.63%              8.02%
    o   PRODUCTIVITY
          - Margin Per Expense Dollar*            $1.65              $1.57
    o   ASSET MANAGEMENT
          - Average Committed Capital            $1,501             $1,389
          - Return On Committed Capital            36.0%              31.9%
          - Operating Cash Flow                 $599               $293
          - Capital Expenditures Investment      $88                $90


                   PHARMACEUTICAL TECHNOLOGIES AND SERVICES


                                                  2002               2001

    o   REVENUE
          - Amount                               $1,306             $1,178
          - Growth Rate                              11%                 9%
          - Mix                                       3%                 3%
    o   OPERATING EARNINGS
          - Amount*                                $261               $227
          - Growth Rate*                             15%                10%
          - Mix*                                     12%                13%
    o   RATIO TO REVENUE
          - Gross Margin                          33.38%             33.27%
          - Expenses*                             13.50%             14.05%
          - Operating Earnings*                   19.88%             19.22%
    o   PRODUCTIVITY
          - Margin Per Expense Dollar*            $2.47              $2.37
    o   ASSET MANAGEMENT
          - Average Committed Capital              $984               $813
          - Return On Committed Capital            26.4%              27.0%
          - Operating Cash Flow                    $191                $79
          - Capital Expenditures Investment        $102               $157


                       AUTOMATION AND INFORMATION SERVICES


                                                   2002               2001

    o   REVENUE
          - Amount                                 $560               $472
          - Growth Rate                              19%                17%
          - Mix                                       1%                 1%
    o   OPERATING EARNINGS
          - Amount*                                $209               $169
          - Growth Rate*                             23%                22%
          - Mix*                                     10%                10%
    o   RATIO TO REVENUE
          - Gross Margin                          68.52%             68.56%
          - Expenses*                             31.17%             32.68%
          - Operating Earnings*                   37.35%             35.88%
    o   PRODUCTIVITY
          - Margin Per Expense Dollar*            $2.20              $2.10
    o   ASSET MANAGEMENT
          - Average Committed Capital              $586               $667
          - Return On Committed Capital            35.7%              25.2%
          - Operating Cash Flow                    $118                 $8
          - Capital Expenditures Investment         $15                 $7

- Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

- Corporate costs are fully allocated to businesses except for special charges and eliminations

* Due to the implementation of FAS No. 142 and to arrive at relevant comparisons, these lines are presented on a proforma basis for FY 2001 to exclude goodwill amortization.

           CARDINAL HEALTH, INC. - FISCAL YEAR 2002 BUSINESS ANALYSIS
                                  ($ millions)

                                              TOTAL
                                          2002     2001
    o  REVENUE
         - Amount                       $44,394 $38,660       Excluding
         - Growth Rate                       15%     28%   Special Charges
    o  OPERATING EARNINGS                                    2002    2001
         - Amount*                       $1,834   $1,536    $1,973  $1,661
         - Growth Rate*                      19%      16%       19%     20%
    o  RATIO TO REVENUE
         - Gross Margin                    9.11%    9.34%
         - Expenses*                       4.67%    5.05%
         - Special Charges                 0.31%    0.32%
         - Operating Earnings*             4.13%    3.97%     4.44%   4.29%
    o  NET EARNINGS**
         - Amount*                       $1,126     $902    $1,213    $987
         - Growth Rate*                      25%      19%       23%     23%
         - Ratio to Revenue*               2.54%    2.33%     2.73%   2.55%
    o  PRODUCTIVITY
         - Margin Per Expense Dollar*     $1.95    $1.85
    o  ASSET MANAGEMENT
         - Average Committed Capital     $6,054   $5,356
         - Return On Committed Capital     30.3%    27.7%     32.5%   30.0%
         - Operating Cash Flow             $984     $872
         - Capital Expenditures
           Investment                      $285     $341

- Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

* Due to the implementation of FAS No. 142 and to arrive at relevant comparisons, these lines are presented on a proforma basis for FY 2001 to exclude goodwill amortization.

    ** The net earnings section is presented before the cumulative effect of change in accounting principle.

         CARDINAL HEALTH, INC. - QUARTERLY FY 2002 BUSINESS ANALYSIS
                                  ($ millions)

               PHARMACEUTICAL DISTRIBUTION AND PROVIDER SERVICES

                                  Q1      Q2      Q3      Q4     TOTAL
    o  REVENUE
         - Amount               $7,961  $9,215  $9,542  $9,642  $36,360
         - Growth Rate              17%     20%     13%     17%      17%
         - Mix                      81%     82%     83%     82%      82%
    o  OPERATING EARNINGS
         - Amount                 $222    $256    $315    $295   $1,088
         - Growth Rate              24%     25%     22%     21%      23%
         - Mix                      51%     50%     56%     51%      52%
    o  RATIO TO REVENUE
         - Gross Margin           5.21%   4.87%   5.45%   4.98%    5.12%
         - Expenses               2.42%   2.09%   2.15%   1.92%    2.13%
         - Operating Earnings     2.79%   2.78%   3.30%   3.06%    2.99%
    o  PRODUCTIVITY
         - Margin Per Expense
           Dollar*               $2.15   $2.33   $2.54   $2.60    $2.40
    o  ASSET MANAGEMENT
         - Average Committed
           Capital              $3,047  $3,733  $4,008  $3,443   $3,414
         - Return On Committed
           Capital                29.1%   27.5%   31.4%   34.0%    31.8%
         - Operating Cash Flow   ($703)  ($615)   $315  $1,079      $76
         - Capital Expenditures
           Investment              $14     $16     $21     $29      $80


                     MEDICAL-SURGICAL PRODUCTS AND SERVICES


                                  Q1      Q2      Q3      Q4     TOTAL
    o  REVENUE
         - Amount               $1,510  $1,555  $1,561  $1,631   $6,257
         - Growth Rate              10%      5%      4%      5%       6%
         - Mix                      15%     14%     13%     14%      14%
    o  OPERATING EARNINGS
         - Amount                 $127    $131    $139    $144     $541
         - Growth Rate              15%     15%     15%     12%      14%
         - Mix                      29%     25%     24%     25%      26%
    o  RATIO TO REVENUE
         - Gross Margin          21.42%  22.11%  22.39%  21.69%   21.90%
         - Expenses              13.03%  13.72%  13.51%  12.84%   13.27%
         - Operating Earnings     8.39%   8.39%   8.88%   8.85%    8.63%
    o  PRODUCTIVITY
         - Margin Per Expense
           Dollar*               $1.64   $1.61   $1.66   $1.69    $1.65
    o  ASSET MANAGEMENT
         - Average Committed
           Capital              $1,502  $1,556  $1,546  $1,466   $1,501
         - Return On Committed
           Capital                33.7%   33.6%   35.8%   39.3%    36.0%
         - Operating Cash Flow     $30     $94    $184    $291     $599
         - Capital Expenditures
           Investment              $12     $22     $18     $36      $88


                   PHARMACEUTICAL TECHNOLOGIES AND SERVICES


                                  Q1      Q2      Q3      Q4     TOTAL
    o  REVENUE
         - Amount                 $301   $330    $316    $359    $1,306
         - Growth Rate              11%    15%      5%     13%       11%
         - Mix                       3%     3%      3%      3%        3%
    o  OPERATING EARNINGS
         - Amount                  $58    $70     $61     $72      $261
         - Growth Rate              12%    15%     17%     15%       15%
         - Mix                      13%    14%     11%     12%       12%
    o  RATIO TO REVENUE
         - Gross Margin          33.82% 33.97%  32.83%  32.94%    33.38%
         - Expenses              14.62% 12.92%  13.57%  13.02%    13.50%
         - Operating Earnings    19.20% 21.05%  19.26%  19.92%    19.88%
    o  PRODUCTIVITY
         - Margin Per Expense
            Dollar*              $2.31    $2.63   $2.42   $2.53   $2.47
    o  ASSET MANAGEMENT
         - Average Committed
            Capital               $941     $996    $997  $1,022    $984
         - Return On Committed
            Capital               24.5%   27.9%   24.4%   28.1%    26.4%
         - Operating Cash Flow     $10     $59     $34     $88     $191
         - Capital Expenditures
            Investment             $27     $22     $23     $30     $102


                       AUTOMATION AND INFORMATION SERVICES


                                  Q1      Q2      Q3      Q4     TOTAL
    o  REVENUE
         - Amount                 $108  $140    $142     $170      $560
         - Growth Rate              20%   17%     27%      13%       19%
         - Mix                       1%    1%      1%       1%        1%
    o  OPERATING EARNINGS
         - Amount                  $30    $55    $53      $71      $209
         - Growth Rate              27%    21%    29%      21%       23%
         - Mix                       7%    11%     9%      12%       10%
    o  RATIO TO REVENUE
         - Gross Margin          66.92% 67.93%  69.06%  69.61%    68.52%
         - Expenses              39.43% 28.50%  31.57%  27.80%    31.17%
         - Operating Earnings    27.49% 39.43%  37.49%  41.81%    37.35%
    o  PRODUCTIVITY
         - Margin Per
            Expense Dollar*       $1.70 $2.38   $2.19   $2.51     $2.20
    o  ASSET MANAGEMENT
         - Average Committed
            Capital               $588     $491  $544     $620     $586
         - Return On Committed
            Capital               20.3%    44.9% 39.2%    45.8%    35.7%
         - Operating Cash
            Flow                  $182     ($4)   ($29)   ($31)    $118
         - Capital Expenditures
            Investment              $5      $3      $3      $4      $15

- Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

- Corporate costs are fully allocated to businesses except for special charges and eliminations

* Margin Per Expense Dollar = Ratio of gross margin to expenses

          CARDINAL HEALTH, INC. - QUARTERLY FY 2002 BUSINESS ANALYSIS
                                  ($ millions)

                      TOTAL (EXCLUDING SPECIAL CHARGES)

                                   Q1       Q2       Q3       Q4     TOTAL
    o  REVENUE
         - Amount                $9,865   $11,222  $11,541  $11,766 $44,394
         - Growth Rate               16%       17%      12%      15%     15%
    o  OPERATING EARNINGS
         - Amount                  $412      $487     $533     $541  $1,973
         - Growth Rate               18%      20%       19%      18%     19%
    o  RATIO TO REVENUE
         - Gross Margin            9.27%    8.92%     9.26%    9.03%   9.11%
         - Expenses                5.09%    4.58%     4.64%    4.43%   4.67%
         - Operating Earnings      4.18%    4.34%     4.62%    4.60%   4.44%
    o  NET EARNINGS**
         - Amount                  $254     $294     $325      $341  $1,213
         - Growth Rate               23%      23%      22%      24%      23%
         - Ratio to Revenue        2.58%    2.62%    2.81%    2.90%    2.73%
    o  PRODUCTIVITY
         - Margin Per Expense
           Dollar *                $1.82   $1.95    $1.99    $2.04    $1.95
    o  ASSET MANAGEMENT
         - Average Committed
           Capital                $5,579  $6,362   $6,710   $6,167   $6,054
         - Return On Committed
           Capital                  29.6%   30.6%    31.7%    34.9%    32.5%
         - Operating Cash Flow     ($481)  ($466)    $504   $1,427     $984
         - Capital Expenditures
           Investment                $58    $63       $65      $99     $285

-Revenue and all ratios to revenue exclude bulk deliveries to customer warehouses

* Margin Per Expense Dollar = Ratio of gross margin to expenses

    ** The net earnings section is presented before the cumulative effect of change in accounting principle.

     CARDINAL HEALTH, INC. - FISCAL 2002 AND 2001 ASSET MANAGEMENT ANALYSIS
                                  ($ millions)

                                      2002
                           Q1      Q2      Q3      Q4     YTD     COMMENT

    o RECEIVABLE DAYS      20      19      18      17           RECORD LOW


    o INVENTORY TURNS      6.0     5.6     5.5     6.7          Seasonal
    o CASH                $872    $399    $869  $1,382          liquidation
    o DEBT              $2,315  $2,480  $2,481  $2,225
    o EQUITY            $5,670  $5,863  $6,209  $6,393
    o NET DEBT/TOTAL
      CAPITAL               20%     26%     21%     12%         RECORD LOW
    o TANGIBLE NET
       WORTH            $4,503  $4,697  $5,031  $4,849
    o RETURN ON EQUITY    17.8%   19.7%   19.9%   18.8%  19.0%
      EXCLUDING SPECIAL
       ITEMS              18.3%   20.3%   21.5%   21.5%  20.5%  RECORD
    o TAX RATE            33.7%   34.3%   33.8%   33.4%  33.8%
      EXCLUDING SPECIAL
       ITEMS              33.8%   34.4%   34.1%   33.9%  34.1%  Business mix


                                     2001
                           Q1      Q2      Q3      Q4     YTD

    o  RECEIVABLE DAYS      22      22      21      18
    o  INVENTORY TURNS     6.1     6.3     6.6     6.3
    o  CASH               $573    $541    $396    $934
    o  DEBT             $2,433  $2,502  $2,193  $1,885
    o  EQUITY           $4,668  $4,798  $5,092  $5,437
    o  NET DEBT/TOTAL
        CAPITAL             28%     29%     26%     15%
    o  TANGIBLE NET
       WORTH            $3,540  $3,694  $3,950  $4,262
    o  RETURN ON
        EQUITY            16.8%   18.7%   15.6%   19.2%    17.6%
       EXCLUDING SPECIAL
        ITEMS             17.3%   19.2%   20.5%   20.0%    19.3%
    o  TAX RATE           33.6%   35.2%   35.9%   34.1%    34.7%
       EXCLUDING SPECIAL
        ITEMS             34.3%   34.9%   34.3%   34.2%    34.4%


               http://tbutton.prnewswire.com/prn/11690X74674451
SOURCE  Cardinal Health, Inc.

CONTACT:  Media: David Verbraska, +1-614-757-3690; or Investor Relations:
Stephen Fischbach, +1-614-757-7067, both of Cardinal Health